EXPLANATORY NOTE

This Amendment on Form 6K of the press release of “Pansoft Announces Fiscal Second-Quarter 2012 Financial Results”, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 9, 2012, includes a part of Balance Sheet which was missed in the original 6K filing on Page 7, due to technical error occurred to the Edgar converting process.

Company Contact: Pansoft Company Limited Allen Zhang, Chief Financial Officer Phone: +86-531-8887-4455 E-mail: allen.zhang@pansoft.com	Investor Contact: CCG Investor Relations Mr. John Harmon, CFA, Sr. Account Manager Phone: +86-10-8573 1014 (Beijing) E-mail: john.harmon@ccgir.com www.ccgirasia.com

Pansoft Announces Fiscal Second-Quarter 2012 Financial Results

•   Revenues Increased 28.0% Year-over-Year

JINAN, China, March 9, 2012 -- Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced unaudited financial results for the fiscal second quarter of 2012 ended December 31, 2011.

Highlights for Fiscal Second Quarter of 2012:

•	Revenues were $9.2 million, an increase of 28.0% versus the year-ago quarter
•	Gross profit was $2.6 million, a decrease of 16.0% versus the year-ago quarter
•	Operating profit was $1.2 million, compared to $1.6 million in the year-ago quarter
•	Net income attributable to Pansoft shareholders was $1.0 million, compared to $1.4 million in the year-ago quarter
•	Net income per diluted share attributable to Pansoft shareholders was $0.19, compared to $0.26 in the year-ago quarter
•	On February 10, 2012, Pansoft announced that the Special Committee formed to consider an offer by the Company's Chairman Hugh Wang representing Timesway Group Limited, to acquire all outstanding Pansoft shares that it did not already own, engaged Duff & Phelps, LLC as its independent financial advisor.

Highlights for the First Six Months of Fiscal 2012:

•	Revenues were $13.5 million, an increase of 25.7% from $10.7 million for the six months ended December 31, 2011
•	Gross profit was $3.6 million, an decrease of 26.1% compared to $4.8 million in the year-ago period
•	Operating profit was $0.9 million, compared to $2.7 million in the year-ago period
•	Net income attributable to Pansoft common shareholders was $0.95 million, compared to $2.4 million in the year-ago period
•	Net income per diluted share attributable to Pansoft shareholders was $0.17, compared to $0.44 in the year-ago period

“During the fiscal second quarter, Pansoft achieved strong year-to-year revenue growth that exceeded our expectations due to strong revenue recognition among recently acquired subsidiaries from their major clients at the end of the calendar year, including Langji. We are pleased to have reported a modest profit, as recent acquisitions have started to make a contribution to our bottom line," said Hugh Wang, Pansoft’s Chairman of the Board. "The delay in reaching breakeven at Pansoft-Japan and the slower pace of generating revenue at HongAo continue to pose a challenge for our bottom line results, yet we remain confident that we will successfully execute our strategy to improve profitability at our new ventures.”

Financial Results Highlights for the Fiscal Second-Quarter of 2012

Revenues for the fiscal second quarter ended December 31, 2011 were $9.2 million, compared to $7.2 million in the prior fiscal year, an increase of 28.0%. The year-over-year revenue growth exceeded the Company’s earlier guidance of about 10%, due to: 1) the Langji acquisition, which contributed 8% of revenue growth; 2) HongAo, which contributed 10% of revenue growth, due to in large part because the prior fiscal-year quarter included only two months of revenue; 3) ITLamp, which contributed 7% of the revenue growth due to higher level of business activity; and 4) Pansoft-Japan, which contributed 4% of the revenue increase due to an increase in the scale of its operations. A revenue decline at Pansoft-China hurt total Pansoft revenue growth by 1%. On a quarterly basis, revenues grew 118.0% from $4.2 million in the fiscal first quarter ended September 30, 2011, mainly due to seasonal trends.

Cost of sales was $6.6 million, an increase of 61.1% from $4.1 million in the year-ago quarter. Cost of sales increased faster than revenues, largely due to: 1) higher headcount and therefore, higher compensation expense; 2) start-up losses at Pansoft-Japan, the outsourcing joint venture for testing mobile-phone software; and 3) a higher proportion of lower-margin hardware purchases for clients at the HongAo subsidiary.

Gross profit was $2.6 million, a decrease of 16.0% from $3.1 million from the year-ago quarter. Gross margin was 28.2%, as compared to 42.9% in the year-ago quarter. The decline in the gross margin was mainly due to the aforementioned reasons. On a quarterly basis, the gross margin improved 58 basis points from 22.4% in the fiscal first quarter, primarily due to higher revenues.

Operating expenses were $1.4 million, a decrease of 2.4% from $1.5 million in the year-ago quarter. The decrease in operating expense was mainly due to lower selling expense, professional fees, and stock-based compensation.

Operating profit was $1.2 million, compared to $1.6 million in the year-ago quarter.

Net profit attributable to Pansoft shareholders as $1.0 million, compared to $1.4 million in the year-ago quarter and was mainly due to start-up losses at Pansoft-Japan and higher amortization charges related to recent acquisitions.

Net profit per diluted share attributable to Pansoft shareholders was $0.19, as compared to $0.26 in the year-ago quarter.

2

Financial Results Highlights for the First Six Months of Fiscal 2012

Revenues for the six months ended December 31, 2011 were $13.5 million, compared to $10.7 million in the same period last year, an increase of 25.7%. Cost of sales was $9.9 million, an increase of 67.9% from $5.9 million in the six months ended December 31, 2010. Gross profit was $3.6 million, a decrease of 26.1% from $4.8 million in the six months ended December 31, 2010. Gross margin was 26.4%, compared to 44.9% in the six months ended December 31, 2010. Operating expenses were $2.7 million, an increase of 25.9% from $2.1 million in the six months ended December 31, 2010. Operating profit was $0.9 million, compared to $2.7 million in the six months ended December 31, 2010. Net income attributable to Pansoft shareholders was $1.0 million, compared to $2.4 million in the corresponding period in 2010. Net profit per diluted share attributable to Pansoft shareholders was $0.17, compared to $0.44 in the corresponding period in 2010.

Subsidiary Performance

The Company reports financial results for four subsidiaries: (1) Pansoft-China with major business focusing on design, development, implementation and servicing of ERP systems for the energy industry such as oil/gas and coal mining; (2) HongAo, which provides technology solutions and related services to the thermal power industry; (3) Pansoft-Japan, which provides outsourcing services for mobile-phone software testing and development; and 4) Langji, which focuses on human-resource management software solution development and for sale to the coal mining industry

•	Pansoft-China and ITLamp represent the core business of the Company and are engaged in the design, development, implementation and servicing of ERP systems for the energy industry such as oil/gas and coal mining, which together contributed 61.0% of total revenue for the fiscal second quarter ended December 31, 2011. In the quarter, revenues were $5.6 million, and net income was $1.4 million. ITLamp, which was acquired in June 2010, operates as an oilfield software development and service provider, primarily serving the Tarim Oilfield in Xinjiang province. In the quarter, ITLamp recorded revenues of $1.0 million (10.6% of quarterly revenue) and net income of $0.2 million.

•	HongAo, in which Pansoft acquired a 55.01% stake in October 2010, serves the thermal power industry as a technical service provider in Shandong province. Net revenues were $2.5 million (26.7% of quarterly revenue), and net income was $0.01 million.

•	Pansoft-Japan was established in August 2010 to provide outsourcing functions for Japanese clients, initially in the area of cell-phone software testing. The new testing operation was set up in Jinan, China with a front office in Osaka, Japan. Pansoft-Japan continues to incur start-up losses exceeding initial budget expectations. Net revenues were $0.5 million (5.7% of quarterly revenue) and the net loss was $0.3 million.

•	Langji, which Pansoft acquired in October 2011, serves China’s coal-mining industry as a leading HR solution provider. Net revenues were $0.6 million (6.5% of quarterly revenue) and net income was $0.09 million.

3

	Pansoft Segment Income Statement Three Months Ended December 31, 2011
(in USD)
	Pansoft-CN + ITLamp	HongAo	Pansoft-JP	LangJi	Total
Revenues	$5,639,279	$2,467,771	$530,071	$602,916	$9,240,037
Cost of revenues	3,525,062	2,027,765	730,412	353,471	6,636,710
Gross profit	2,114,217	440,006	(200,341)	249,445	2,603,327
Total operating expenses	697,395	429,003	140,144	156,712	1,423,254
Income from operations	1,416,822	11,003	(340,485)	92,733	1,180,073

	Pansoft Segment Income Statement Six Months Ended December 31, 2011
(in USD)
Revenues	$8,464,106	$3,356,022	$1,056,303	$602,916	$13,479,347
Cost of revenues	5,460,523	2,577,651	1,532,877	353,471	9,924,522
Gross profit	3,003,583	778,371	(476,574)	249,445	3,554,825
Total operating expenses	1,351,238	839,985	308,690	156,712	2,656,625
Income from operations	1,652,345	(61,614)	(785,264)	92,733	898,200

Financial Condition

As of December 31, 2011, Pansoft had $10.8 million in cash and equivalents, as compared to $3.7 million as of June 30, 2011. Cash and cash equivalents exclude $1.1 million in short-term investments, versus $6.8 million as of June 30, 2011, as some certificates of deposit had matured during the quarter and were turned into cash. Total current assets were $29.1 million, as of December 31, 2011, versus $24.1 million as of June 30, 2011, including a $3.8 million increase in accounts receivable. Current liabilities were $11.5 million as of September 30, 2011, up from $6.8 million as of June 30, 2011. Total stockholders’ equity was $25.0 million as of December 31, 2011 versus $23.5 million as of June 30, 2011.

Recent Developments

On February 10, 2012, Pansoft announced that the Special Committee formed to consider an offer by the Company's Chairman Hugh Wang representing Timesway Group Limited, to acquire all outstanding Pansoft shares that it did not already own, engaged Duff & Phelps, LLC as its independent financial advisor. In addition, the Special Committee retained Morgan, Lewis & Bockius, LLP to serve as its United States legal counsel and Maples and Calder to serve as its British Virgin Islands legal counsel.

On January 7, 2012, the Company’s Board of Directors received an offer from Chairman Hugh Wang, representing Timesway Group Limited, to acquire all outstanding Pansoft shares that it did not already own at a price of $3.76 per share. Timesway Group Limited is controlled by Chairman High Wang and CEO Guoqiang Li, and had voting power over 64% of the Company’s voting securities as of June 30, 2011.

The Special Committee is continuing its evaluation of the offer. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

4

Business Outlook

Pansoft continues to expand its team for future business growth. The Company will continue to focus on the coal mining and oil field markets, with a priority on software solutions and project development under the Business Process Management System. “We plan to provide a business update for the remaining quarters of 2012 fiscal year when visibility improves,” concluded Mr. Wang.

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning (“ERP”) software and professional services provider for the oil and gas industry in China. Its ERP software offers comprehensive solutions in various business operations including accounting, order processing, delivery, invoicing, inventory control, and customer relationship management. For more information visit http://www.pansoft.com.

Forward-Looking Statements

This press release contains forward-looking statements concerning Pansoft Company Limited, including but are not limited to, statements regarding Pansoft’s acquisition strategies, projected revenue growth, contracts with customers, timing of development projects, and efforts to achieve business growth. The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, purchase cycle of major customers, changes in technology or product techniques, and various other factors beyond its control. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company's reports filed with the Securities and Exchange Commission. Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

5

Pansoft Company Limited

Consolidated Statements of Operations and Comprehensive Income

For the Three- and Six-month ended December 31, 2011 and 2010

(in U.S. Dollars)

	For the Three months ended Dec 31,		For the Six months ended Dec. 31,
	2011	2010	2011	2010

Sales	$9,240,037	7,217,736	$13,479,347	10,724,068
Cost of sales	6,636,710	4,119,349	9,924,522	5,912,196
Gross profit	2,603,327	3,098,387	3,554,825	4,811,872
Expenses
General and administrative expenses	785,932	616,681	1,397,504	1,032,161
Amortization expenses of the intangible assets	311,038	330,533	552,396	330,533
Selling expenses	220,742	328,078	426,702	403,549
Professional fees	71,140	123,229	190,255	188,527
Stock based compensation	33,923	59,505	80,618	154,354
(Gain) on disposition of property and equipment	478	366	9,148	366
	1,423,253	1,458,392	2,656,623	2,109,490
Income from operations	1,180,074	1,639,995	898,202	2,702,382

Fair value change on liabilities (P&L)	53,832	53,832	-
Extinguishment of liabilities	(1,753)	(1,753)	-
Other income (expenses), net	132,420	(1,777)	218,886	(3,712)
Government Subsidy	115,405	157,655	134,104	201,755
Finance cost	(1,242)	(15,922)	3,099	(22,710)
Impairment loss on intangible assets	-	-	-
Interest income	4,053	68,508	6,273	141,341
			-	-
Income before provision from income taxes	1,482,789	1,848,459	1,312,643	3,019,056

Provision for current income taxes	712,198	603,288	714,728	603,288
Provision for deferred income taxes	(381,291)	(192,910)	(367,629)	(15,409)

Net income	1,151,882	1,438,081	965,544	2,431,177
				-
Less: Net Income attributable to noncontrolling interests	112,343	52,579	10,881	52,579

Net Income attributable to Pansoft Common Shareholders	1,039,538	1,385,501	954,662	2,378,598
				-
Other comprehensive (loss) income	512,853	188,640	491,242	389,844

Comprehensive income	$1,552,391	1,574,141	$1,445,905	2,768,442

Basic net income per share	$0.19	0.26	$0.18	0.44
				-
Diluted net income per share	$0.19	0.26	$0.17	0.44
				-
Basic weighted average number of	-
shares outstanding	5,389,323	5,438,232	5,389,323	5,438,232
				-
Diluted weighted average number of	-
shares outstanding	5,572,695	5,467,087	5,572,695	5,467,087

6

Pansoft Company Limited

Consolidated Balance Sheet

(in U.S. Dollars)

	Dec 31,	June 30,
	2011	2011
Assets
Current assets
Cash and cash equivalents	$10,818,202	3,680,716
Account receivables, net	7,454,416	3,678,463
Unbilled revenues, net	4,292,659	7,025,926
Prepayment, deposits and other receivables	3,379,305	1,868,101
Deferred and prepaid expenses	80,757	-
Inventory	2,005,872	1,010,582
Short term investments	1,063,340	6,829,841

Total current assets	29,094,551	24,093,629

Non-current assets
Property and equipment, net	2,321,303	2,312,590
Deposit for acquisitions	-	-
Long term equity investment	29,188	28,418
Deferred software development cost	170,943	-
Intangible assets	2,583,847	2,706,197
Goodwill on acquisition	2,364,428	1,373,708

Total assets	$36,564,260	30,514,542

Liabilities
Current liabilities
Accounts payable	$2,044,478	969,998
Accrual and other current liabilities	2,490,456	2,012,202
Acquisition payable	1,978,318	525,709
Short-term borrowing	-	-
Deferred revenue	2,704,945	2,048,859
Income tax payable	607,803	31,667
Deferred income taxes	551,415	570,711
Unearned government research revenue	1,165,223	683,286

Total current liabitilies	11,542,638	6,842,432

Non - Current liabilities
Deferred income taxes	-	181,611

Total Liabilities	11,542,638	7,024,043

Shareholders' equity
Common stock (30,000,000 common
shares authorized; par value of $0.0059
per share; 5,438,232 shares issued and
outstanding as of June 30, 2009)
Share capital	32,080	32,080
Treasury stocks, at cost	(641,714)	(503,602)
Additional paid-in capital	9,468,626	9,281,753
Retained earnings	10,083,517	9,782,874
Statutory reserves	1,567,475	1,429,858
Non-controlling interests	2,471,488	1,940,239
Accumulated other comprehensive income	2,040,150	1,527,297
Total stockholders's equity	25,021,622	23,490,499

Total liabilities and stockholders equity	$36,564,260	30,514,542

###

7